Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Sono-Tek Corporation on Form S-8 (File No. 333-216504) and Form S-3 (File No. 333-267067) of our report dated May 24, 2022, with respect to our audit of the consolidated financial statements of Sono-Tek Corporation as of and for the year ended February 28, 2022, which report is included in this Annual Report on Form 10-K of Sono-Tek Corporation for the year ended February 28, 2023.

We were dismissed as auditors on December 19, 2022, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our dismissal.

/s/ Friedman llp

Friedman llp

East Hanover, New Jersey

May 25, 2023